February 23, 2007

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance - Mail Stop 6010
Securities and Exchange Commission
Washington, D.C. 20549

RE:          IsoRay, Inc. (“IsoRay” or the “Company”)
Form 10-KSB for the year ended June 30, 2006
Filed September 28, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2006
File No. 000-14247

Dear Mr. Webb:

Pursuant to your fax and letter dated February 9, 2007, I am enclosing the following responses to your comments on the above referenced filings. Please note that the numbering of the responses corresponds to the numbering of the comments in your letter.

1.
We see your description of the significant internal control deficiencies identified by your independent registered public accounting firm. Tell us and revise your filing to disclose in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

RESPONSE: In conjunction with the June 30, 2006 Form 10-KSB and the September 30, 2006 Form 10-QSB, the Controller reconciled all material accounts as of June 30, 2006 and the Chief Financial Officer and accounting staff reconciled all material accounts as of September 30, 2006. In addition, the Company had an overall monitoring control whereby the financial statements were distributed to all members of management and the Board of Directors for review and approval. While the Company did not feel that these two controls alone were sufficient to remediate the internal control deficiencies noted by our independent registered public accounting firm, management did believe that it provided sufficient controls for financial reporting and the related disclosures.

The Controls and Procedures section has been changed in the Form 10-QSB for the fiscal quarter ended December 31, 2006. The new section has been included as Attachment A to this letter and indicates that the internal control deficiencies have been remediated at this time.

2.
We noted your presentation of only basic earnings per share on the income statement. Please revise future filings to disclose basic and diluted earnings per share. If such amounts are the same you may present on one line as “Basic and Diluted loss per share.” See paragraph 36 of SFAS 128.

Mr. Jay Webb
Securities and Exchange Commission
February 23, 2007

RESPONSE: The Company will revise future filings to include both Basic and Diluted amounts per share beginning with our Form 10-QSB for the fiscal quarter ended December 31, 2006. As the Company is currently generating net losses, we will initially state the “Basic and Diluted loss per share” on one line.

3.
We noted that you included the fair value of shares issued to certain shareholders for their guarantee of certain company debt as a financing cost to be amortized over the term of the related debt. Please tell us and revise future filings to disclose the related fair value capitalized and discuss the basis in GAAP for the capitalization of such amounts.

RESPONSE: The amount originally capitalized was $348,381 and was the estimated fair value of the shares distributed to the guarantors based on a share price of approximately $1.65.

The Company used the guidance in APB 21 and EITF Issue 95-13 as the basis for capitalizing these costs as debt issue costs. APB 21, paragraph 16 states that “Issue costs should be reported in the balance sheet as deferred charges.” EITF Issue 95-13, paragraph 1 lists specific costs to be deferred as debt issue costs and also includes “other costs that are incurred in connection with the issuance of debt securities or other short or long-term borrowings.”

In order to obtain these loans the Company had to acquire these personal guarantees and it was necessary to offer incentives to the personal guarantors. Based on this the Company believes the issued stock was a cost to issue these loans and has capitalized the fair value of the stock as disclosed in the footnotes.

The Company will incorporate the amount originally capitalized and the basis for determining the value capitalized in its next filing that lists the Company’s accounting policies. This is anticipated to be the Company’s next Form 10-KSB filing.

4.
We noted that the company accrues for sales returns and other allowances at the time of shipment. Please tell us and revise future filings to further discuss the nature of the “other allowances.” In addition, in view of your limited history of commercial sales please tell us how you have developed the requisite historical data on which to base estimates of returns for these new products. Refer to SFAS 5 and paragraphs 6(f) and 8 of SFAS 48.

RESPONSE: The reference to “other allowances” is intended to refer to miscellaneous allowances and adjustments granted to customers. To date, there have been only a few credits issued due to shipping problems. The largest credit issued for this type of allowance was $3,000 when FedEx delivered a shipment one day late.

Mr. Jay Webb
Securities and Exchange Commission
February 23, 2007

In accordance with SFAS 5 the Company accrues for sales returns that it believes are probable and estimable. While the Company has limited historical operating experience, the management team (particularly the sales and marketing group) do have extensive industry experience and knowledge. The Company has been able to draw upon this knowledge base in making a determination of how to properly accrue for any potential sales returns. In addition, the Company’s return policy only allows for return of product due to damage incurred in shipment, order entry error, shipping error, or medical cancellation.

In future filings where the revenue recognition policy is disclosed, we will include additional language regarding our return policy and the following statement: “Although the Company does not have an extensive operating history upon which to develop sales returns estimates, we have used the expertise of our management team, particularly those with extensive industry experience and knowledge, to develop a proper methodology.” This will be included in the Company’s next Form 10-KSB filing.

5.
We noted that you issued convertible debentures in 2005. Please tell us and revise future filings to disclose your accounting for the conversion feature and how it complied with SFAS 133 and EITF 00-19 and 98-5

RESPONSE: SFAS 133, paragraph 11(a) specifies that an embedded conversion option is (1) indexed to the Company’s stock and (2) classified in stockholders’ equity if it were a freestanding derivative then the conversion option is excluded from the scope of SFAS 133.

The Company reviewed EITF 00-19 paragraphs 2-4 to determine the proper accounting for the conversion feature. It was noted that the conversion feature cannot be separated from the debenture and therefore determined that EITF 00-19 would not apply as paragraph 3 states that “this Issue applies only to freestanding derivative financial instruments.” Furthermore, paragraph 4, states that “the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).”

The Company also reviewed EITF 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19, and believes that the debentures qualify as “conventional convertible debt” as the conversion ratio and the interest rates were fixed at the time of issuance.

Given the guidance in paragraph 68 of EITF 00-19, the Company also reviewed paragraphs 12-32 of EITF 00-19. Based upon its review, the Company determined that if the conversion option was a freestanding derivative it would be classified as equity given that the contract requires physical settlement except for the interest portion which can be settled with either shares (at the fixed conversion ratio) or cash at the discretion of the Company.

Mr. Jay Webb
Securities and Exchange Commission
February 23, 2007

The conversion rate was higher than the market price of the Company’s stock when the debentures were issued and therefore the convertible debentures did not have a beneficial conversion feature at the date of issuance as defined by EITF 98-5 paragraph 1 and as further clarified in EITF 00-27, “Application of EITF Issue No. 98-5”.

Based upon the Company’s review of SFAS 133, EITF 00-19, and EITF 98-5, management believes that the conversion feature should not be accounted for as a derivative. The Company will disclose in future filings, in which these convertible debentures are discussed, the authoritative literature used to determine that they did not qualify as a derivative which is anticipated to be our next Form 10-KSB filing.

6.
We also noted that in conjunction with the short term conversion inducement in December 2005 you issued a callable warrant. Please clarify for us and revise future filings to disclose how you accounted for the issuance of the warrant and the call feature. Please discuss how your accounting and presentation for the issuance complies with SFAS 133 and EITF 00-19.

RESPONSE: As part of the short term conversion inducement, warrants were issued to debenture holders that elected to convert their debt to common stock at that time. These warrants were valued using the Black-Scholes model at about $0.44 per warrant. The value of the warrants issued was recorded as part of the debt conversion expense shown on the statement of operations in accordance with SFAS 84, “Induced Conversion of Convertible Debt.”

SFAS 133, paragraph 11(a) specifies that a contract that is (1) indexed to the Company’s stock and (2) classified in stockholders’ equity is excluded from the scope of SFAS 133.

These warrants can only be exercised by the warrant holder delivering the full amount of cash and the Company issuing the full amount of its own shares. The Company reviewed the guidance contained in EITF 00-19 for this transaction. The Company determined that per paragraph 1 that the settlement method is “physical settlement.” Per paragraph 2 the Company determined that the warrant is a freestanding contract as it is legally detachable and separately exercisable. Per paragraphs 7 and 8 the Company determined that the warrant is an equity instrument and would be classified as equity.

Based on this review, the Company determined that the warrants should not be accounted for as a derivative. The Company will disclose in future filings, in which these warrants are discussed, the authoritative literature used to determine that they did not qualify as a derivative which is anticipated to be in our next Form 10-KSB filing.

Mr. Jay Webb
Securities and Exchange Commission
February 23, 2007

7.
We noted the one-time discount of the exercise price of outstanding warrants. Please tell us and revise future filings to disclose how you accounted for this transaction. Cite the guidance upon which you based your accounting.

RESPONSE: The Company’s Board of Directors offered this inducement as a one-time discount in order to raise additional capital. This transaction was a market transaction to adjust the offering price which was above the current market value. The Company searched databases of GAAP literature but could not find any authoritative literature discussing the accounting treatment for a one-time reduction in the exercise price of warrants. In addition, the adjusted exercise price was the same as the contemplated exercise price of the warrants that were to be issued in the August 2006 round of financing. In light of this, the Company disclosed the terms of the offering and the number of warrants that were exercised as a result of the one-time discount of the exercise price.

8.
We noted that the October 2005 and February 2006 offerings included the issuance of common stock and warrants to purchase additional shares of common stock. Please tell us and revise future filings to disclose how you have accounted for and presented the warrants in your financial statements. Please address the impact of SFAS 133 and EITF 00-19 on you as is relates to this matter.

RESPONSE: SFAS 133, paragraph 11(a) specifies that a contract that is (1) indexed to the Company’s stock and (2) classified in stockholders’ equity is excluded from the scope of SFAS 133.

The Company then reviewed the guidance contained in EITF 00-19 for this transaction. The Company determined that per paragraph 1 that the settlement method is “physical settlement” as the warrants can only be exercised by the warrant holder delivering the full amount of cash and the Company issuing the full amount of its own shares. Per paragraph 2 the Company determined that the warrant is a freestanding contract as it is legally detachable and separately exercisable and therefore falls under the guidance of EITF 00-19. Per paragraphs 7-8 and 12-32 of EITF 00-19 the Company determined that the warrant is an equity instrument and would be classified as equity.

Based on this review, the Company determined that the warrants should not be accounted for as a derivative. The Company will disclose in future filings support from the authoritative literature used to determine that they did not qualify as a derivative which is anticipated to be in our next Form 10-KSB filing.

9.
We noted that the company issued warrants in conjunction with the August 2006 offering of common shares. We also noted that these warrants included a call feature. Please tell us and revise future filings to disclose how you accounted for the warrants and the call feature. Refer to the impact of SFAS 133 and EITF 00-19 or other applicable GAAP on this matter in your response.

Mr. Jay Webb
Securities and Exchange Commission
February 23, 2007

RESPONSE: SFAS 133, paragraph 11(a) specifies that a contract that is (1) indexed to the Company’s stock and (2) classified in stockholders’ equity is excluded from the scope of SFAS 133.

The Company reviewed SFAS 150 to determine that its provisions did not apply as the warrants are not (1) mandatorily redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets, or (3) an obligation to issue a variable number of shares.

The Company then reviewed the guidance contained in EITF 00-19 for this transaction. The Company determined that per paragraph 1 that the settlement method is “physical settlement” as the warrants can only be exercised by the warrant holder delivering the full amount of cash and the Company issuing the full amount of its own shares. Per paragraph 2 the Company determined that the warrant is a freestanding contract as it is legally detachable and separately exercisable and therefore falls under the guidance of EITF 00-19. Per paragraphs 7-8 and 12-32 of EITF 00-19 the Company determined that the warrant is an equity instrument and would be classified as equity.

Based on our review, the Company determined that the warrants should not be accounted for as a derivative. In future filings in which these warrants are discussed in the footnotes which we believe will be in the next Form 10-KSB, the Company will discuss the authoritative literature used to determine the Company’s opinion that they did not qualify as a derivative.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Further, the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan Hunt
Jonathan Hunt
Chief Financial Officer

Attachment

ATTACHMENT A

ITEM 3. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our principal executive officer and our principal financial officer concluded that the design and operation of our disclosure controls and procedures were effective in timely alerting them to material information required to be included in the Company's periodic reports filed with the SEC under the Exchange Act. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. However, management believes that our system of disclosure controls and procedures is designed to provide a reasonable level of assurance that the objectives of the system will be met.

Management’s Remediation Initiatives

As previously reported, our independent registered public accounting firm, in connection with the review of our consolidated financial statements for the period ended September 30, 2005, advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness. In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system: (1) a lack of segregation of duties and (2) a lack of formal procedures relating to all areas of financial reporting. The independent registered public accounting firm indicated that they considered these deficiencies to be reportable conditions as that term is defined under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis. The Company considered these matters in connection with the period end closing of accounts and preparation of the related consolidated financial statements and determined that no prior period financial statements were materially affected by such matters.

During the second quarter of fiscal year 2007, the Company completed the implementation of the following control improvements to remediate the two material weaknesses:

Lack of segregation of duties

•	Reviewed the duties of all accounting personnel and reassigned any conflicting duties to other personnel;

•	Established daily management reviews of cash and account receivables activities and positions;

•	Distributed monthly operating results for review by management in an appropriate time frame; and

•	Established monthly reconciliation procedures including review by the appropriate supervisor.

Financial reporting procedures

•	Established monthly reconciliation procedures including review by the appropriate supervisor;

•	Established and implemented various accounting policies and procedures; and

•	Distributed monthly operating results for review by management in an appropriate time frame.

Based on the evaluation completed in the second quarter of fiscal year 2007, the Company has concluded that these control improvements are properly designed and operating effectively as of December 31, 2006, and the two material weaknesses that previously existed have been substantially remediated.